

October 15, 2024

Weiqi Huang
Chief Executive Officer and Chairman of the Board
Skycorp Solar Group Ltd
Room 303, Block B
No.188 Jinghua Road, Yinzhou District
Ningbo City, Zhejiang Province
China, 315048

> **Re: Skycorp Solar Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **September 30, 2024**
> **CIK No. 0002001288**

Dear Weiqi Huang:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 30, 2024

Capitalization, page 46

1.   We note your revision on page 46 in response to prior comment 3. Please tell us your consideration of including bank borrowings - current, note payable, and due to related party balances as part of your capitalization and indebtedness disclosure. Refer to Item 4 of Form F-1 and Item 3.B of Form 20-F. Please also revise to include your indebtedness in your total capitalization calculation.

<u>Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income, page F-3</u>

2.   Please revise to calculate your basic and diluted net income per common share by dividing net income attributable to owners of the company by weighted average number of common shares outstanding. Refer to ASC 260-10-45-11A. This comment also applies to your basic and diluted net income per common share for fiscal years ended September 30, 2023 and 2022 disclosed on page F-31.

<u>Unaudited Condensed Consolidated Statements of Equity, page F-4</u>

3.   You present a capital contribution in the amount of negative $1,805,169 to reduce your additional paid-in capital in the six months ended March 31, 2024. You state in Note 22(a) that the decrease in your additional paid-in capital is due to the payment of consideration. Please tell us how you present this payment in your cash flow statement for the six months ended March 31, 2024.

<u>Unaudited Condensed Consolidated Statements of Cash Flows, page F-5</u>

4.   Please reconcile the cash inflow from amount due from related party reported in your cash flow statement for the six months ended March 31, 2024 to the change in due from related party balances in your balance sheets.

<u>Notes to Consolidated Financial Statements</u>
<u>26. Comparative, page F-56</u>

5.   It appears you have restated your consolidated statements of operations for fiscal years ended September 30, 2023 and 2022 due to correction of an error. Please revise to clearly label the financial statements as restated and expand your footnote disclosure to describe the nature of the error required by ASC 250-10-50-7. Please also obtain an audit report that includes an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of an error. Refer to paragraphs .9-.10 and .16-.17 of PCAOB AS 2820.

Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi "Jason" Ye